Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2012	2013	2014	2015(a)	2016
Earnings available for fixed charges, as defined:
Net income	$419,950	$398,523	$393,676	$355,736	$360,210
Tax expense based on income	251,736	241,657	228,480	208,740	216,121
Fixed charges (b)	241,529	229,720	232,293	235,285	227,844
Earnings available for fixed charges, as defined	$913,215	$869,900	$854,449	$799,761	$804,175
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$231,679	$218,725	$220,648	$224,418	$217,069
Estimated interest cost within rental expense	3,445	3,534	4,806	4,500	4,680
Amortization of net debt premium, discount, and expenses	6,405	7,461	6,839	6,367	6,095
Total fixed charges, as defined	$241,529	$229,720	$232,293	$235,285	$227,844
Ratio of earnings to fixed charges	3.78	3.79	3.68	3.40	3.53
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3,420	$3,420	$3,420	$3,420	$3,420
Adjustment to pretax basis	2,050	2,074	1,985	2,007	2,052
	$5,470	$5,494	$5,405	$5,427	$5,472

Combined fixed charges and preferred stock dividend requirements	$246,999	$235,214	$237,698	$240,712	$233,316
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.70	3.70	3.59	3.32	3.45

(a)	Includes a $69 million provision for the Callaway construction and operating license. See Note 2 - Rate and Regulatory Matters under Part II, Item 8, of this Form 10-K for additional information.

(b)	Includes net interest related to uncertain tax positions.